Morey, Nee, Buck & Oswald, LLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Inner Circle Sports, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Inner Circle Sports, LLC as of December 31, 2018, and the related notes (collectively referred to as the “financial statement”). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Inner Circle Sports, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Inner Circle Sports, LLC’s management. Our responsibility is to express an opinion on Inner Circle Sports, LLC’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Inner Circle Sports, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Morey, Nee, Buck & Oswald, LLC

Morey, Nee, Buck & Oswald, LLC

We have served as Inner Circle Sports, LLC’s auditor since 2017.

Bethlehem, Pennsylvania

February 26, 2019

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549

www.moreycpa.com

INNER CIRCLE SPORTS LLC
Statement of Financial Condition
As of December 31, 2018

Assets

Cash	$	867,956
Accounts receivable		451,152
Prepaid Rent		22,818
Prepaid Taxes		15,000
Furniture and equipment, net		88,129
Security deposit		139,989
Total Assets		**$ 1,585,044**

Liabilities and Members' Equity

Credit card payable	$	15,638
Accrued expenses		429,677
Client Advances		14,363
Deferred rent		6,889
Total Liabilities		466,567
Members' Equity		1,118,477
Total Liabilities and Members' Equity		$ 1,585,044

The accompanying notes are an integral part of these financial statements.

INNER CIRCLE SPORTS LLC
Notes to Financial Statements
December 31, 2018

1. **Nature of Operations and Summary of Significant Accounting Policies**

Nature of Operations

Inner Circle Sports, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a limited liability company formed in the State of Delaware.

The Company assists buyers and sellers of sports teams and related sporting venue properties in merger & acquisition transactions.

Management has evaluated subsequent events through February 26, 2019, the date on which the financial statements were available to be issued.

New Accounting Standards Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all uncompleted contracts using the modified retrospective method. The Company recognized the cumulative effect of initially applying ASC 606 as an adjustment to decrease the opening balance of retained earnings by $40,000.

Revenue Recognition

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

M&A advisory fees. The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2018, all amounts were immaterial.

Disaggregated Revenue from Contracts with Customers

The following table presents revenue by major source.

Revenue from contracts with customers	
Success Fees	$ 9,661,549
Retainer Fees	1,244,356
Reimbursed Client expenses	88,524
Total Revenue from contracts with customers	$10,994,429

Practical Expedient

The following practical expedient available under the modified retrospective method was applied upon adoption ASC 606. The company applied the practical expedient outline under ASC 340-40-25-4 and did not capitalize the incremental cost to obtain a contract in the amortization period for the asset is one year or less.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

As a limited liability company, the Company's taxable income or loss is allocated to the members, except for New York City income taxes.

Management has evaluated the Company's income tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to or disclosures in the financial statements. The Company's 2015 through 2018 tax years are open for examination by federal, state and local tax authorities.

The Company complies with FASB ASC 740-10-1 through 25 (formerly SFAS No. 109, "Accounting for Income Taxes"), in its computation of the "NYC Unincorporated Income Taxes", which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income taxes payable represent deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of three months or less.

Marketing Costs

The Company expenses marketing costs as incurred. Total marketing costs for the year ended December 31, 2018 were $ 11,266.

Concentration of Credit Risk

The Company maintains its cash balances in accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes there is little or no exposure to any significant credit risk.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company records an allowance for doubtful accounts, which is the Company's best estimate of the amount of probable credit losses on the existing trade accounts receivable balance. This allowance is determined based on the Company's historical write-off experience, age of accounts, general economic conditions, and client specific knowledge. The allowance for doubtful accounts is reviewed on a monthly basis. Past due balances over 90 days and over a specified amount are reviewed individually each month for collectability and specific bad debt reserves are recorded as deemed necessary. Account balances are written off and removed from the allowance for doubtful accounts calculation when the Company determines that it is probable the amount will not be recovered. As of December 31, 2018 management determined that no allowance was necessary.

Depreciation

Depreciation is calculated using the straight-line method over the estimated useful life of the assets which are between five and fifteen years.

Concentration of Customer Revenues

For the year ended December 31, 2018, three customers accounted for 80% of the Company's revenue. The revenue percentages are 38%, 34%, and 28%, respectively. These three customers accounted for 30%, 28%, and 22%, respectively of accounts receivable as of December 31, 2018.

Foreign Currency

The U.S. dollar is the functional currency of the Company's worldwide continuing operations. All foreign currency asset and liability amounts are re-measured into U.S. dollars at end-of-period exchange rates. Foreign currency income and expenses are re-measured at average exchange rates in effect during the year, except for expenses related to balance sheet amounts re-measured at historical exchange rates. Exchange gains and losses arising from re-measurement of foreign currency-denominated monetary assets and liabilities are included in income in the period in which they occur.

2. **Commitments and Contingencies**

The Company's lease, began in October of 2014 for a term of five years and a five renewal option. The company moved into the new office in October of 2014. Future minimum annual lease payments are as follows:

  2019 $273,817

Rent expense charged to operations for the year ended December 31, 2018 was $267,535.

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position or operations of the Company. There are no pending lawsuits nor claims at the time of the issuance of these financial statements.

3. **Furniture and Equipment**

Furniture and equipment at December 31, 2018 consisted of the following:

Furniture and fixtures	$	96,365
Computer equipment		135,815
		232,180
Less: accumulated depreciation		(144,051)
Furniture and equipment, net	$	88,129

Depreciation expense for the year ended December 31, 2018 was $33,353.

4. **Net Capital and Aggregate Indebtedness Requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the Company to maintain a minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At December 31, 2018, the Company's net capital balance as defined by SEC Rule 15c3-1 was $401,389 which exceeded the minimum requirement of $31,120. At December 31, 2018, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 1.16 to 1.0.

5. **Rule 15c3-3 Exemption**

The Company is exempt from the provisions of Part 240 Rule 15c3-3 of the Securities Exchange Act of 1934 (SEC Rule 15c3-3) under paragraph (k)(2)(i) in that the Company carries no margin accounts; promptly transmits all customer funds and delivers all securities received; does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions on behalf of customers through one or more bank accounts, each designated as a "Special Account for the Exclusive Benefit of Customers of the Company".

6. **Defined Benefit Pension Plan**

The company sponsors a defined benefit pension plan. All employees age 21 and over who have completed two years of service are eligible to participate in the plan.

On January 1, 2018 the plan was amended to a Cash Balance Plan.

The following table details information regarding the Company's pension plan at December 31:

	2018
Fair value at beginning of year	$1,014,607
Actual return on assets	(54,957)
Company contributions 2017	235,795
Company contributions 2018	600,000
Employee contributions	0
Benefits paid	0
Other, including expenses paid	(13,208)
Fair Value of assets end of year	$1,782,237

Management expects the contribution for the year ended December 31, 2018 will be $600,000. For 2018 the Company's contribution was in excess of the Minimum Required Contribution of $194,793. Management believes there is no additional funding liability as of December 31, 2018. Management expects no benefits to be paid over the next 5 fiscal years. Expected long term rate of return on plan assets is 5%. The cash balance plan rate of return is also projected to be 5%.

Plan Assets

As of December 31, 2018 Plan assets were comprised of the following:

Cash and Money Fund	$ 563,654
Mutual Funds	$1,218,583
Total	$1,782,237

All investments in the plan are considered level 1 investments.

Defined Contribution Pension

The company sponsors a Defined Contribution Profit Sharing Plan. All employees 21 age and over who have completed 2 years of service are able to participate in the plan. Contributions to the plan in 2018 were $119,895.

7. **Income Taxes**

Income tax expense for the year ended December 31, 2018, consisted of the following:

Current tax expense	
NY City	$160,000
Total current tax expense	$160,000
Total income tax expenses	$160,000

8. **Foreign Currency Adjustments**

Foreign currency translation adjustments included in net income were $924 for the period ended December 31, 2018. The company had cumulative foreign currency translation on accounts receivable denominated in a foreign currency at December 31, 2018.